April 25, 2007
Via Edgar
Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20849

RE:	Expedia, Inc.
Form 10-K for the year ended December 31, 2006
Filed February 28, 2007
File No. 000-51447
Dear Ms. Cvrkel:
We have prepared the following responses to address comments contained in your letter dated March 27, 2007 regarding the above-referenced filing. As requested, we have prepared, where appropriate, proposed expanded disclosure for future filings and, in other instances, provided supplemental information to our disclosure.
As requested in your letter, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, our responses correspond to the format of your letter.
Annual Report on Form 10-K for the year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Results of Operations, page 36
1.	We note your discussion of revenues appears to contain financial and non-

financial measures such as room nights stayed, revenue per room night and hotel raw margins. To the extent that management uses such measures to manage the business and views them as key performance indicators for assessing the operating performance of the company, you should consider separate disclosure of these indicators within your operating metrics section. Refer to SEC Release 34-48960.

Response

In accordance with SEC Release 34-48960, we periodically evaluate which indicators are most useful for the understanding of our financial results as well as the indicators we use to manage our business. Our key performance indicators are primarily operating income before amortization, revenue and gross bookings, which are disclosed in our filings. We use room nights stayed, revenue per room night and hotel raw margins in our revenue explanations to assist the readers of the financial statements in their understanding of our results of operations as the measures are common terms in our industry. We primarily manage our business and remunerate senior management based on the key performance indicators discussed above.
Operating Income, page 39
2.	We note from your disclosure that in 2005 operating income included a $79.9 million decrease to stock-based compensation expense mainly due to the benefit of $44.7 million related to changes in estimated forfeiture rates and capitalization of software development costs. However, we note that little, if any, information has been provided with respect to the underlying reasons for decrease relating changes in estimated forfeiture rates and capitalization of software development costs. Further, it is unclear to us why stock based compensation expense would decrease as a result of capitalization of software development costs. Please advise and revise future filings accordingly.

Response

We included a more detailed discussion of the change on Page 38 of our Annual Report on Form 10-K for the year ended December 31, 2005 (2005 Form 10-K) as follows:
In 2005, we recorded stock-based compensation expense of $91.7 million primarily relating to stock options and RSU grants. Our 2005 stock-based compensation expense includes a benefit of $44.7 million related to changes in estimated forfeiture rates for stock options, RSUs and other equity compensation and capitalization of software development costs, partially offset by a modification charge on stock option awards related to the Spin-Off. In 2005, we completed assessments of the estimated forfeiture rates including analyses of the actual number of instruments that had forfeited to date compared to prior estimates and an evaluation of future estimated forfeitures.
We similarly disclosed the forfeiture adjustment in Note 12, page F-27, of our 2005 Form 10-K. As we had more fully described the change in our 2005 Form 10-K, we reduced the related disclosure in our Annual Report on Form 10-K for the year ended December 31, 2006 (2006 Form 10-K). We will re-insert in future filings beginning with our next Annual Report on Form 10-K, the additional description of our assessment of estimated forfeiture rates during 2005.

Stock-based compensation decreased as a result of software capitalization costs because an adjustment was made in the fourth quarter of 2005 to capitalize cumulative amounts of software costs attributable to stock-based compensation. The cumulative adjustment of amounts related to prior periods totaled approximately $7.0 million on a pre-tax basis, approximately $4.4 million, net of tax. We evaluated the materiality of such adjustment, on an individual and aggregate basis, to the quarterly and annual operating results for 2005, 2004 and 2003 in accordance with the provisions of SAB 99 and 108 and determined the impacts to be immaterial to both current and prior periods.

3.	Further, according to page F-27 of your Form 10-K for the fiscal year ended December 31, 2005 you indicate that the change in the estimated forfeiture rates during fiscal 2005 resulted in the recognition of a cumulative benefit of $43.4 million within the income statement. You also state that you periodically evaluate your forfeiture rates and update the rates used in determining your stock-based compensation expense. In this regard, please tell us, prior to your most recent evaluation of your forfeiture rates (i.e. fiscal 2005), when the last assessment of forfeiture rates occurred. Tell us why your fiscal 2005 evaluation resulted in such a material change in estimate when you evaluate your forfeiture rates on a periodical basis. Your response should include the analysis, including any significant assumption made and estimates used by management in determining the forfeiture rates. We may have further comment upon receipt of your response.

Response

On December 21, 2004, IAC/InterActiveCorp (“IAC”) announced its plan to separate into two independent public companies to allow each company to focus on its individual strategic objectives. We refer to this transaction as the “Spin-Off.” A new company, Expedia, Inc., was incorporated under Delaware law in April 2005, to hold substantially all of IAC’s travel and travel-related businesses. On August 9, 2005, the Spin-Off of Expedia from IAC was completed.

In 2005, we analyzed our forfeiture rates due to our Spin-Off from IAC and the actual and expected turnover of Expedia employees. The 2005 analyses included assessments of the actual number of instruments that were vested or forfeited through December 31, 2005 and an estimate of forfeitures to be incurred in the future, using historical rates. The 2005 analyses were performed at the Expedia, Inc. level, including only the business units that comprised the Expedia Spin-Off group. This resulted in a more granular view of forfeiture activity and characteristics than the consolidated IAC view. From implementation of SFAS 123 on January 1, 2003 through the Spin-Off, forfeiture estimates were determined at a consolidated level, including all IAC entities, resulting in a forfeiture rate of 7%.

Following the Spin-Off, analyses of forfeiture rates have been completed on a semi-annual basis, which analyses include updates to rates based on actual forfeiture activity. Our primary assumptions in the 2005, and semi-annual 2006 analyses, were as follows:
1)	Cumulative, historical forfeiture activity is used as the general proxy for future expected forfeitures. The forfeiture analysis for options includes actual cumulative activity since 1999. The forfeiture analysis for RSUs includes actual cumulative activity since 2003, which is the year the Company began issuing RSUs. Forfeiture activity is stratified by time remaining to vest using six month increments. Rates applied to unvested awards attempt to align future expected cumulative forfeitures with actual cumulative forfeitures over a comparable period of time. To accomplish this we use a sliding rate scale, with rates increasing on a compounded basis as the time remaining to vest increases. For example, the estimated forfeiture rates as of December 31, 2005 were applied to outstanding RSUs, based on a cumulative actual forfeiture rate of approximately 22% over three years and an expected total forfeiture rate of approximately 34% over five years, as follows:

Months Remaining to Vest	Forfeiture Rate (%)
< 6	4.00
6-12	8.00
12-18	11.68
18-24	15.36
24-30	18.75
30-36	22.13
36-42	25.25
42-48	28.36
48-54	31.23
54-60	34.09
The forfeiture estimates for options follows a similar methodology.

2)	RSUs and options are viewed separately based on actual forfeiture activity.

3)	When determining future expected forfeitures, certain adjustments to actual forfeiture rates have been made in light of executive turnover, which was determined to be unusually high in 2005 and 2006.
Foreign Exchange Risk, page 46
4.	We note your disclosure that you have exposure to foreign exchange risk. However, your disclosure does not appear to contain the quantitative information concerning market risk as required by Regulation S-K, Item 305. Please expand your presentation in future filings to include this information using one of the prescribed formats outlined in Item 305(a) of Regulation S-K.

Response

We intend to expand our presentation in future filings beginning with our next Annual Report on Form 10-K to include quantitative sensitivities to foreign exchange. The following disclosure will be tailored to our net working capital position as of year end:
Future net transaction gains and losses are inherently difficult to predict as they are dependent on how the multiple currencies in which we transact fluctuate in relation to the U.S. dollar, the relative composition and denomination of current assets and liabilities each period, and our ability to maintain natural hedges against such exposures. As an example, if the primary foreign currencies in which we transact were to all [strengthen/weaken] 10% against the U.S. dollar we would recognize foreign exchange losses of approximately $           million based on the net [liability/asset] balances of our foreign denominated cash and cash equivalents, deferred merchant bookings and merchant payable balances as of December 31, 2007. As the net composition of these balances fluctuates frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.
We believe the above added language meets the quantitative requirements of Item 305(a) of Regulation S-K, as well as also addresses the practical limitations of such disclosure as it relates to foreign currency transaction gains/losses of operating assets and liabilities that fluctuate significantly on a frequent and recurring basis.
Expedia, Inc. Consolidated Financial Statements, page F-1
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income, page F-6

Note 10 — Income Taxes, page F-26
5.	Reference is made to the line item caption Spin-off related tax adjustments in the amount of $34,288 for fiscal 2006. We note from your disclosure on page F-27 that under the Tax Sharing Agreement, IAC can make certain elections in preparation of tax returns related to the period from January 1, 2005 through the Spin Off date, which may change the amount of income taxes you owe for the period after the Spin Off and that you account for such changes as adjustments to stockholders’ equity in accordance with EITF No. 94-10. However, it is unclear to us based upon your current disclosure why recognition of such adjustments within stockholders’ equity rather than the income statement is considered appropriate. In this regard, please explain to us and expand your footnote in future filings to disclose in greater detail the nature, facts and circumstances surrounding the Spin-off related tax adjustments of $34,288 and provide us with the basis that supports your conclusion. We may have further comment upon receipt of your response.

Response

We respectfully note that the amount of net tax adjustment was $19.1 million; the number cited in the comment above represents the proceeds from exercise of equity instruments, the preceding row on the statements of changes in stockholders’ equity and comprehensive income.

In light of the comment, we have reviewed our disclosure and can understand why our treatment of Spin-Off related tax adjustments may have been unclear. We noted the following inaccuracy in the text of our Note 10 disclosure:

On page F-27, we stated:
“Under the terms of the Tax Sharing Agreement, IAC can make certain elections in preparation of these tax returns, which may change the amount of income taxes we owe for the period after the Spin-Off.” [Italics added]
Our disclosure should have stated:
“Under the terms of the Tax Sharing Agreement, IAC can make certain elections in preparation of these tax returns, which may change the amount of income taxes we owe for the period before the Spin-Off.” [Italics added]
We will correct our disclosure in future filings beginning with our next Quarterly Report on Form 10-Q. We believe the above clarification addresses the Staff’s concern. In addition, all tax adjustments related to our post Spin-Off period have been recorded through our statements of income.
Consolidated Statements of Cash Flows, page F-7
6.	Please reconcile for us the $32,518 of “acquisitions, net of cash acquired,” in 2006 with the $3.3 million for the Egencia acquisition and $18.3 million for Trip Advisory disclosed in Note 3.

Response

Acquisitions, net of cash acquired were as follows for 2006 (in millions):

TripAdvisor[1]	$18.3
Egencia[1]	3.3
Acquisition A2	6.4
Acquisition B2	1.7
Acquisition C2	1.1
Other[2]	1.7

Total	$32.5

[1]	Amounts represent the purchase of the remaining minority interest relating to previously disclosed acquisitions.

[2]	As these acquisitions were not material to our consolidated financial statements either on an individual or combined basis, they were not separately disclosed.
7.	In a related matter, please reconcile for us the same line item for 2005 of $10.5 million of cash proceeds from acquisitions to the disclosures provided in note 3 related to the exercise of the eLong warrant.

Response:

Acquisitions, net of cash acquired were as follows for 2005 (in millions):

eLong	$19.5
Acquisition A	(4.3)
Acquisition B	(2.4)
Acquisition C	(2.2)
Acquisition D	(0.1)

Total	$10.5

The components of the net cash inflow related to the eLong warrant exercise are as follows (in millions):

Cash infused into eLong upon warrant exercise	($107.8)
Warrant cash to buyout existing shareholders	53.7

Net cash infused and remaining in eLong	(54.1)
Acquired cash of eLong upon consolidation	78.0
Restricted cash component of acquired cash	(4.4)

Net cash inflow related to eLong warrant exercise	$19.5

We provided a more detailed discussion on Page F-19 of our 2005 Form 10-K regarding the reconciliation of the warrant exercise cash of $108 million to the overall cash flow impact from the transaction of approximately $19 million as follows:
Of the consideration paid on the exercise of the warrant, we used approximately $54 million to purchase newly issued eLong common shares and approximately $54 million to purchase shares from existing eLong shareholders. Net cash inflow as a result of cash paid on the warrant exercise, less the equity infusion on the purchase of new common shares and acquisition of eLong’s existing cash balance of approximately $78 million, was approximately $19 million.
As we had fully described the cash reconciliation of the eLong transaction in our 2005 Form 10-K, we reduced the related disclosure in our 2006 Form 10-K. As the other acquisitions were not material to our consolidated financial statements either on an individual or combined basis, they were not separately disclosed.

8.	We note from your disclosure on page F-9 that you reclassified net foreign exchange gains and losses on cash of U.S. functional subsidiaries held in foreign currencies from operating cash flows to effect of exchange rate changes on cash and cash equivalents for fiscal 2005 and 2004. You indicate this was to appropriately reflect foreign currency impacts on cash and cash equivalents for the periods presented. However, based on your revised presentation and changes made to prior year amounts, it appears amounts representing foreign exchange gain/ loss which appear to have been previously presented on a net basis (i.e. included within effect of exchange rate changes on cash and cash equivalents) were reclassified from effect of exchange rate changes on cash and cash equivalents to operating cash flows. Please confirm, if true, or alternatively, explain to us in greater detail how and why the change in prior year presentation resulted in a reclassification of amounts from operating activities to effect of exchange rate changes on cash and cash equivalents as it is unclear based upon your current disclosure.

Response

As certain of our U.S. dollar functional subsidiaries hold significant balances of cash in foreign currencies on a recurring basis we record foreign exchange gains/losses on such cash balances in our statements of operations in accordance with SFAS No. 52. Prior to the cash flow reclassification disclosed in our 2006 Form 10-K, transaction gains/losses recorded in net income were by default included as a component of cash flows from operations as they were not treated as a reconciling item to derive operating cash flows. Therefore, operating cash flows could increase or decrease because of the recognition of foreign exchange gains/losses on foreign denominated cash and cash equivalent balances. To more appropriately reflect such impacts as foreign exchange, we isolated transaction gains/losses recorded in net income related to cash and cash equivalents and treated these as reconciling adjustments to operating cash flows by moving such amounts to “effect of exchange rate changes on cash and cash equivalents.” Because we recognized, on our cash and cash equivalent balances, transactional gains in income in 2006 and 2004, and transactional losses in income in 2005, the reconciling amounts were reductions in 2006 and 2004 and additions in 2005 to cash flows from operations with the opposite effect to “effect of exchange rate changes on cash and cash equivalents.”

We evaluated the materiality of such adjustment, on an individual and aggregate basis, on previously reported cash flows of operations for 2005 and 2004 on a year-to-date and annual basis in accordance with the provisions of SAB 99 and 108 and determined the impacts to be immaterial to both current and prior periods.
Notes to Consolidated Financial Statements, page F-8
Note 2 — Significant Accounting Policies, page F-8
Income Taxes, page F-13
9.	We note your disclosure that you determine deferred tax assets and liabilities based on “tax rates that we expect will be in effect when we realize the underlying items of income and expense.” Please clarify for us and within your disclosure whether you are using the enacted tax rates that are expected to apply when realized and not estimates of future rates. Please refer to paragraph 8c of SFAS 109 and advise.

Response:

In accordance with SFAS 109, we measure our deferred tax assets and liabilities based on the enacted tax rates in effect for the years in which we expect to realize the underlying items of income and expense. We acknowledge the staff’s comments and will clarify our disclosure, as appropriate, in future filings, beginning with our next Annual Report on Form 10-K.

Fair Value of Financial Instruments, page F-16
10.	Please revise future filings to explain in greater detail what is meant by the “appropriate valuation methodologies” used by management to determine the fair value of your derivative liabilities. Tell us and revise your disclosures to describe how your valuation methodologies comply with the guidance in SFAS 133 and 107.

Response

In addition to our fair value disclosures in Note 2 – Significant Accounting Policies in our 2006 Form 10-K, we discuss in Note 7 – Derivative Instruments the determination of fair value for our derivatives related to the Ask Jeeves Notes as follows:
The estimated fair value of this liability fluctuates primarily based on the changes in the price of our common stock.
We acknowledge we do not have similar disclosure in Note 7 related to our cross-currency swaps. Thus, if the derivative balances are still material, we will add the disclosure related to the Ask Jeeves Notes to Note 2, and will add the following disclosure related to the cross-currency swaps to Note 2 and Note 7 in future filings, beginning with our next Annual Report on Form 10-K:
The fair values of the cross-currency swaps are determined based on the present value of net future cash payments and receipts, and fluctuate based on changes in market interest rates and the Euro/U.S. dollar exchange rate.
Note 14 – Commitments and Contingencies, page F-32
Legal Proceedings, page F-33
Litigation Relating to Hotel Occupancy Taxes, page F-33
11.	Given the significant number of lawsuits related to the occupancy taxes beginning on page 20 and your disclosure on page F-13 that you have established a reserve for the potential settlement of these issues, we believe you should revise future filings to include more detailed disclosure of possible losses and/or settlements as a result of these cases. Please refer to paragraph 9 and 10 of SFAS 5 and revise to include further details concerning the nature of the cases, progress to date, any relevant judgments, proposed settlements, and amounts accrued as well as the range of possible losses.

Response

As of this date, we have assessed the likelihood of a materially adverse judgment in any current case to be remote based on advice of outside legal counsel and tax experts. However, based on our experience with the large number of jurisdictions that levy an occupancy-based tax, we have determined it is probable that we will pursue a settlement strategy with certain of these jurisdictions. We believe those potential settlement amounts are estimable; therefore, we have established an accrual, which amount we review on a quarterly basis. We have not made any settlement offers as of this time.

We currently disclose the following information about occupancy taxes in Note 2 – Significant Accounting Policies:
Some states and localities impose a transient occupancy or accommodation tax, or a form of sales tax, on the use or occupancy of hotel accommodations. Generally, hotels charge taxes based on the room rate paid to the hotel and remit these taxes to the various tax authorities. When a customer books a room through one of our travel services, we collect a tax recovery charge from the customer which we pay to the hotel. We do not collect or remit occupancy taxes, nor do we pay occupancy taxes to the hotel operator on the portion of the customer payment we retain. Some jurisdictions have questioned our practice in this regard. While the applicable tax provisions vary among the jurisdictions, we generally believe that we are not required to collect and remit such occupancy taxes. We are engaged in discussions with tax authorities in various jurisdictions to resolve this issue. Some tax authorities have brought lawsuits asserting that we are required to collect and remit occupancy tax. The ultimate resolution in all jurisdictions cannot be determined at this time. We have established a reserve for the potential settlement of issues related to hotel occupancy taxes.
We intend to add the following disclosure to our Commitments and Contingencies footnote related to the occupancy tax issue in future filings beginning with our next Quarterly Report on Form 10-Q substantially as follows as tailored to reflect the specific circumstances at such time:
Litigation Relating to Hotel Occupancy Taxes. Lawsuits have been filed by                     cities and counties involving hotel occupancy taxes. In addition, there has been                    consumer lawsuits filed relating to taxes and fees. The municipality and consumer lawsuits are in various stages ranging from responding to the

complaint to discovery. We continue to defend these lawsuits vigorously. To date,                     of the municipality lawsuits have been dismissed. These dismissals have been without prejudice and, generally, allow the municipality to seek administrative remedies prior to pursuing further litigation. As a result of this litigation and other attempts by certain jurisdictions to levy such taxes, we have established a reserve for the potential settlement of issues related to hotel occupancy taxes in the amount of $                     and $17.5 million at March 31, 2007 and December 31, 2006, respectively. Our reserve is based on our best estimates and the ultimate resolution of these proceedings may be greater or less than the liabilities recorded.
* * * *

We hope that this letter adequately addresses all of your comments. Please contact me at: (425) 679-3248 (phone), (425) 679-7251 (fax) or bnorton@expedia.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ BURKE F. NORTON
Burke F. Norton
Executive Vice President and General Counsel